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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Thompson, Rosalind		Jo-Ann Stores, Inc. (JAS.A, JAS.B)
	5555 Darrow Road	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/17/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hudson, OH 44236 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice Pres.

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Stock													1,836		I		*By Plan

	Class B Common Stock													289		I		*By Plan

	Class A Common Stock													13,012**		D

	Class B Common Stock		04/17/2003				M			5,300	A	7.75				D

	Class B Common Stock		04/17/2003				S			5,300	D	21.50				D

	Class B Common Stock		04/21/2003				M			5,000	A	7.75				D

	Class B Common Stock		04/21/2003				S			5,000	D	22.2104				D

	Class B Common Stock		04/22/2003				M			20,000	A	7.75				D

	Class B Common Stock		04/22/2003				S			20,000	D	22.0404		0		D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		7.75		04/17/2003				M			5,300

	Stock Option (Right to Buy)		7.75		04/21/2003				M			5,000

	Stock Option (Right to Buy)		7.75		04/22/2003				M			20,000

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

				Class B Common Stock	5,300						D

				Class B Common Stock	5,000						D

				Class B Common Stock	20,000				202,700***		D

Explanation of Responses:

*Reflects routine accumulation of shares held by reporting person through the 401(k) benefit plan as of 03/31/03, based on internal records.
**Total includes 1,012 shares acquired through the company's Section 423 Plan (159 were acquired as of 03/31/03).
***The reporting person has a total of 202,700 Class B Common Stock Options which range in exercise price from $2.40-$21.625 with grant dates ranging from 10/03/97-03/06/03 and with expiration dates ranging from 10/03/07-03/09/10.

/s/Rosalind Thompson	4/23/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.